SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              IGUANA VENTURES LTD.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   45172W 10 6
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 27, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Michael  Young
-------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
-------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A
-------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
-------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canada
-------------------------------------------------------------------------------
                   |7|     SOLE  VOTING  POWER
NUMBER  OF                 None
SHARES
BENEFICIALLY       |8|     SHARED  VOTING  POWER
OWNED  BY  EACH            N/A
REPORTING
PERSON  WITH       |9|     SOLE  DISPOSITIVE  POWER
                           None
-------------------------------------------------------------------------------
|10|    SHARED  DISPOSITIVE  POWER
               N/A
-------------------------------------------------------------------------------
|11|    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               None
-------------------------------------------------------------------------------
|12|    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  *          N/A
-------------------------------------------------------------------------------
|13|    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               0%
-------------------------------------------------------------------------------
|14|    TYPE  OF  REPORTING  PERSON  *
               IN
-------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Statement on Schedule 13D relates to the Common Stock of Iguana Ventures Ltd. The principal executive offices of Iguana Ventures Ltd. are located at 156 5th Avenue, 10th Floor, Suite 1034, New York, New York 10010.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Michael Young. Mr. Young's business address is 1020-400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada. Mr. Young was the former President and Chief Executive Officer and a former Director of Iguana Ventures Ltd. Mr. Young is currently a self employed Financial Planner.

(d)-(e) During the last five years, Mr. Young: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Young  is  a  citizen  of  Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a)     None.

(b)     None.

(c) Mr. Young sold 6,000,000 shares to James Lee pursuant to a Stock Purchase Agreement dated May 27, 2004, which has been filed as an exhibit to the Statement on Schedule 13D filed by James Lee on June 10, 2004. Mr. Lee acquired the shares of Common Stock from Michael Young for $20,000 (or $.0033 per share).

(d)     None.

(e) Mr. Young ceased to be the beneficial owner of more than 5% of the Common Stock of Iguana Ventures Ltd. on May 27, 2004.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

     Exhibit 1(1) Stock Purchase Agreement dated May 27, 2004, between James Lee and Michael Young.

(1) Filed as an exhibit to the statement on Schedule 13D filed by James Lee on June 10, 2004.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June  10,  2004                    By:  /s/Michael  Young
                                              -------------------
                                              Michael  Young

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